RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV CORPORATION
Estimated
Future Reserves and Income
Attributable to Certain
Leasehold and Royalty Interests
SEC Parameters
As of
December 31, 2025

/s/ Stephen E. Gardner
Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President
[SEAL]
RYDER SCOTT COMPANY, L.P.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
TBPELS Firm Registration No. F-1580
1100 LOUISIANA, SUITE 4600HOUSTON, TEXAS 77002-5294TEL (713) 651-9191
SUITE  2800,  350  7TH  AVENUE, S.W.CALGARY, ALBERTA T2P 3N9TEL (403) 262-2799
TBPELS REGISTERED ENGINEERING FIRM F-1580
555 17TH STREET    SUITE 985DENVER, COLORADO 80202TELEPHONE (303) 339-8110
January 6, 2026
BKV Corporation
1200 17th Street, Suite 1850
Denver, CO 80202
Ladies and Gentlemen:
At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of
BKV Corporation (BKV) as of December 31, 2025.  The subject properties are located in the states of
Pennsylvania and Texas.  The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in
Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released
January 14, 2009 in the Federal Register (SEC regulations).  Our third-party study, completed on
January 6, 2026  and presented herein, was prepared for public disclosure by BKV in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.
The properties evaluated by Ryder Scott account for 100 percent of BKV’s total net proved liquid hydrocarbon and gas reserves as of December 31, 2025.
The estimated reserves and future net income amounts presented in this report, as of
December 31, 2025 are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-
month for each month within such period, as required by the SEC regulations.  Actual future prices may vary considerably from the prices required by SEC regulations.  The reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The results of this study are summarized as follows.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
BKV Corporation

As of December 31, 2025

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Mbbl	1,600	163	2,118	3,881
Plant Products – Mbbl	162,684	20,427	75,545	258,656
Gas – MMcf	2,913,523	184,341	1,247,900	4,345,764
MMCFE	3,899,227	307,881	1,713,878	5,920,986

Income Data ($M)
Future Gross Revenue	$10,681,849	$852,697	$4,780,359	$16,314,905
Deductions	6,501,795	495,081	2,663,777	9,660,653
Future Net Income (FNI)	$ 4,180,054	$357,617	$2,116,582	$ 6,654,252

Discounted FNI @ 10%	$ 2,151,656	$111,645	$ 524,708	$ 2,788,009
Values may not sum to total due to rounding
PERCENTAGE OF PROVED RESERVES PER HYDROCARBON PHASE (gas equivalent basis)

OPERATED	December 31, 2025
Operating Region	Estimated Total Proved Reserves	% Natural Gas	% Natural Gas Liquids	% Oil	Average Annual PDP Decline
	(MMCFE)				Five Year	Ten Year
Barnett	5,264,494	70.4%	29.2%	0.4%	8%	7%
NEPA	531,943	100.0%	0.0%	0.0%	11%	9%
Total	5,796,437	73.1%	26.5%	0.4%	9%	7%
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

NON-OPERATED	December 31, 2025
Operating Region	Estimated Total Proved Reserves	% Natural Gas	% Natural Gas Liquids	% Oil	Average Annual PDP Decline
	(MMCFE)				Five Year	Ten Year
Barnett	55,487	68.9%	30.7%	0.4%	9%	8%
NEPA	69,062	100.0%	0.0%	0.0%	13%	11%
Total	124,549	86.2%	13.7%	0.1%	9%	8%
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

TOTAL COMPANY	December 31, 2025
Operating Region	Estimated Total Proved Reserves	% Natural Gas	% Natural Gas Liquids	% Oil	Average Annual PDP Decline
	(MMCFE)				Five Year	Ten Year
Barnett	5,319,981	70.4%	29.2%	0.4%	8%	7%
NEPA	601,005	100.0%	0.0%	0.0%	11%	9%
Total	5,920,986	73.4%	26.2%	0.4%	9%	7%
Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl).  All gas volumes are expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas volumes are located.  All gas reserves volumes are reported on an “as sold” basis.  In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).  The net reserves volumes are also shown herein on an equivalent unit basis wherein hydrocarbon liquid is converted to natural gas equivalent using a factor of 1 barrel of liquid per 6,000 cubic feet of natural gas equivalent.  MMCFE means million cubic feet of natural gas equivalent.
The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIESTM Petroleum Economics and
Reserves Software, a copyrighted program of Halliburton.  The program was used at the request of
BKV.  Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized.  Furthermore, one-line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding.  The rounding differences are not material.
The future gross revenue is after the deduction of production taxes.  The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes (including the Pennsylvania Impact
Fee), development costs, and certain abandonment costs net of salvage.  The future net income is before the deduction of state and federal income taxes and general administrative overhead and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.
Gas reserves account for approximately 72 percent and liquid hydrocarbon reserves account for the remaining 28 percent of total future gross revenue from proved reserves.
The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly.  Future net income was discounted at four other discount rates, which were also compounded monthly.  These results are shown in summary form as follows.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

Discounted Future Net Income ($M)
As of December 31, 2025
Discount Rate	Total
Percent	Proved

9	$2,975,334
12	$2,470,980
15	$2,102,501
20	$1,672,238
The results shown above are presented for your information and should not be construed as our estimate of fair market value.
Reserves Included in This Report
The proved reserves included herein conform to the definitions as set forth in the Securities and
Exchange Commission’s Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.
The various reserves status categories are defined in the attachment entitled “PETROLEUM
RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report.  The proved developed non-
producing reserves included herein consist of the shut-in and behind pipe status categories.
No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.  The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.
Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.”  All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  At BKV’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.
Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.”  The proved reserves included herein were estimated using deterministic methods.  The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”
Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.  For proved reserves, the SEC states that
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

“as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.”
Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.
BKV’s operations may be subject to various levels of governmental controls and regulations.
These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.
The estimates of proved reserves presented herein were based upon a detailed study of the properties in which BKV owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.
Estimates of Reserves
The estimation of reserves involves two distinct determinations.  The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  The
process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures.  These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy.  These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves.  Reserves evaluators must select the method or combination of methods, which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.
In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves.  If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator.  Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported.  For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

actually recovered are much more likely to be achieved than not.”  The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”  The SEC states that
“possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.”  All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.
Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available.  Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.
The reserves for the properties included herein were estimated by performance methods or analogy.  In general, the proved reserves attributable to producing wells and/or reservoirs were estimated by decline curve analysis, a performance method which utilized extrapolations of historical production and pressure data ending between August and October 2025, depending on the availability of data for a given case and in those cases where such data were considered to be definitive.  For certain early-life cases, where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a sole basis for the estimates was considered to be inappropriate, producing reserves were guided by analogy to older, more established wells.  The data utilized in our analysis were furnished to Ryder Scott by BKV or obtained from public data sources and were considered sufficient for the purpose thereof.
The reserves for the properties included herein attributable to the non-producing and the undeveloped status categories were estimated by analogy.  The data utilized from the analogues were furnished to Ryder Scott by BKV or obtained from public data sources and were considered sufficient for the purpose thereof.
To estimate economically producible proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
BKV has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future proved production and income, we have relied upon data furnished by BKV with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem taxes (including the Pennsylvania Impact Fee), production taxes, development costs, development plans, certain abandonment costs after salvage, product prices based on the SEC regulations,
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

adjustments or differentials to product prices, geological structure and isochore maps, and base maps.
Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by BKV.  We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.
In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved reserves included herein were determined in conformance with the United States Securities and Exchange
Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to
Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

Future Production Rates
For the producing wells included herein, our forecasts of future production rates and decline trends are based on the historical performance data of each well.  If no production decline trend has been established, future decline trends were based on analogy to older, more established wells.
The initial performance of analogous wells was used to estimate the anticipated initial production rates for those wells or locations that are not currently producing.  For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by BKV.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production.  Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, well completions, and/or constraints set by regulatory bodies.
The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.
Hydrocarbon Prices
The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.
We furnished BKV with the above-mentioned average benchmark prices in effect on December
31, 2025. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-
of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold.
These benchmark prices are prior to the adjustments for differentials as described herein.  The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report.
The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, certain gas firm transportation fees, certain NGL fractionation and transportation fees, and/or distance from market, referred to herein as “differentials.”  The differentials used in the preparation of this report were furnished to us by BKV.  The differentials were reviewed by us for their reasonableness using information furnished by BKV for this purpose.
In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves by reserves category for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
	Oil/Condensate	WTI Cushing	$65.34/Bbl	$58.36/Bbl
United States	NGLs	WTI Cushing	$65.34/Bbl	$17.31/Bbl
	Gas	Henry Hub	$3.387/MMBTU	$2.81/Mcf
The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.
Costs
Operating costs for the leases and wells in this report were furnished by BKV and are based on the operating expense reports of BKV and include only those costs directly applicable to the leases or wells. Certain gas gathering and transportation costs were included as operating expenses.  The operating costs furnished by BKV were reviewed by us for their reasonableness using information furnished by BKV for this purpose.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.
Development costs were furnished to us by BKV and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness using information furnished by BKV for this purpose.
The estimated net cost of abandonment after salvage was included for properties where certain abandonment costs net of salvage were provided by BKV, and which they requested be included in our report. The estimates of the net abandonment costs furnished by BKV were accepted without independent verification. We have made no inspections to determine if any other abandonment, decommissioning, and /or restoration costs may be necessary, in addition to the costs provided by BKV and included herein.
The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with BKV’s plans to develop these reserves as of December 31,
2025. The implementation of BKV’s development plans as presented to us and incorporated herein is subject to the approval process adopted by BKV’s management.  As the result of our inquiries during the course of preparing this report, BKV has informed us that the development activities included herein have been subjected to and received the internal approvals required by BKV’s management at the appropriate local, regional and/or corporate level.  In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating
Agreement (JOA) requirements or other administrative approvals external to BKV. BKV has provided written documentation supporting their commitment to proceed with the development activities as presented to us. Additionally, BKV has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans.  While these plans could change from those under existing economic conditions as of December 31, 2025, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

Current costs used by BKV were held constant throughout the life of the properties.
Standards of Independence and Professional Qualification
Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have approximately eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.
Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.
Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.  Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training.  Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.
We are independent petroleum engineers with respect to BKV.  Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.
Terms of Usage
The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by BKV.
BKV makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.
Furthermore, BKV has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
BKV Corporation – SEC Parameters
January 6, 2026

incorporation by reference in the registration statements on Form S-8 of BKV, of the references to our name, as well as to the references to our third-party report for BKV, which appears in the December 31,
2025 annual report on Form 10-K of BKV.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by BKV.
We have provided BKV with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by BKV and the original signed report letter, the original signed report letter shall control and supersede the digital version.
The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.
Very truly yours,
RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580
/s/ Stephen E. Gardner
[SEAL]
Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President
SEG (DRO)/pl
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
Professional Qualifications of Primary Technical Person
The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.
Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Managing
Senior Vice President responsible for ongoing reservoir evaluation studies worldwide, as well as for coordinating and supervising the evaluations of staff and consulting engineers of the company.  Mr.
Gardner is also a member of Ryder Scott’s Board of Directors.  Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation.  For more information regarding Mr. Gardner’s geographic and job specific experience, please refer to the Ryder Scott
Company website at https://ryderscott.com/employees/denver-employees.
Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young
University in 2001 (summa cum laude).  He is a licensed Professional Engineer in the States of
Colorado and Texas.  Mr. Gardner is a member of the Society of Petroleum Engineers (SPE) and a former director of the Society of Petroleum Evaluation Engineers (SPEE).  He currently serves as an officer for SPEE at the international level.
In addition to gaining experience and competency through prior work experience, the Texas Board of
Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills.  As part of his 2025 continuing education hours, Mr. Gardner attended multiple technical conferences, including the SPEE
Annual Meeting and the annual Ryder Scott Reserves Conference, which covered a variety of reserves topics including analysis techniques for unconventional reservoirs, geothermal energy, reserves definitions and guidelines, SEC comment letter trends, ethics, and others.  Mr. Gardner attended the
2025 Geothermal Rising Conference, where he presented a technical paper on geothermal resource classifications.  In addition, Mr. Gardner participated in various local technical seminars and other internal company training courses throughout the year covering topics such as reserves evaluation methods and evaluation software, ethics, M&A trends, regulatory issues, enhanced geothermal systems, and more.
Based on his educational background, professional training and approximately 20 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of
Petroleum Engineers as of June 2019.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
PETROLEUM RESERVES DEFINITIONS
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
PREAMBLE
On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives
and Records Administration (NARA).  The “Modernization of Oil and Gas Reporting; Final Rule”
includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry
Guide 2 in Regulation S-K.  The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”.  The SEC regulations take effect for all filings made with the United States Securities and
Exchange Commission as of December 31, 2009, or after January 1, 2010.  Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for
the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  Under the SEC regulations as of
December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC.  The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202
Instruction to Item 1202.
Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.
Reserves may be attributed to either natural energy or improved recovery methods.  Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery.  Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
PETROLEUM RESERVES DEFINITIONS

displacement fluids.  Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
Reserves may be attributed to either conventional or unconventional petroleum accumulations.
Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale.
Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/
CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits.  These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.
Reserves do not include quantities of petroleum being held in inventory.
Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.
RESERVES (SEC DEFINITIONS)
Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:
Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible.  Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results).  Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
PROVED RESERVES (SEC DEFINITIONS)
Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:
Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
PETROLEUM RESERVES DEFINITIONS

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO)
elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
and
2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)
Reserves status categories define the development and producing status of wells and reservoirs.  Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part
210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and
SPE-PRMS documents are denoted in italics herein).
DEVELOPED RESERVES (SEC DEFINITIONS)
Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well;
and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Developed Producing (SPE-PRMS Definitions)
While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as
Producing or Non-Producing.
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Producing Reserves
Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.
Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.
Shut-In
Shut-in Reserves are expected to be recovered from:
(1)completion intervals that are open at the time of the estimate but which have not  yet started producing;
(2)wells which were shut-in for market conditions or pipeline connections; or
(3)wells not capable of production for mechanical reasons.
Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.
In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
UNDEVELOPED RESERVES (SEC DEFINITIONS)
Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2)
RYDER SCOTT COMPANY  PETROLEUM CONSULTANTS
PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

of this section, or by other evidence using reliable technology establishing reasonable certainty.